300 North LaSalle Street

Chicago, Illinois 60654

Jeffrey S. O’Connor 312-862-2026 joconnor@kirkland.com	312 862-2000 www.kirkland.com	Facsimile (312) 862-2200

August 11, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen

Re:	World Omni Auto Receivables LLC
Registration Statement on Form S-3
Filed May 21, 2009
File No. 333-159392

Ladies and Gentlemen:

On behalf of World Omni Auto Receivables LLC (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Comment Letter”) dated July 29, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission to Victor A. De Jesus, the Registrant’s Vice President and Chief Financial Officer, we submit Amendment No. 3 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 3”), marked to show changes from the Amendment No. 2 to Registration Statement as filed on July 17, 2009.

The numbered paragraph below sets forth the Staff’s comment in italicized text together with the Registrant’s response. The number corresponds to the numbered paragraph in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Registrant.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

August 11, 2009

Registration Statement on Form S-3

General

1.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:    The Registrant confirms that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2026.

Sincerely,

/s/ Jeffrey S. O’Connor
Jeffrey S. O’Connor

cc:	Victor A. De Jesus, World Omni Auto Receivables LLC

Stephen P. Artusi, Esq., World Omni Auto Receivables LLC

Kathalijn Keyser, World Omni Auto Receivables LLC